UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
INTEL CORPORATION
(Name of Subject Company (Issuer) and Filing Persons (Offeror))
Common stock, $0.001 par value
(Title of Class of Securities)
458140100
(CUSIP Number of Class of Securities (Underlying Common Stock))
Cany I. Klafter
Intel Corporation
2200 Mission College Boulevard
Santa Clara, California
(408) 765-8080
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)
Copies to:
Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, NW
Washington, DC 20036
(202) 955-8500
CALCULATION OF FILING FEE

Transaction Valuation (1)	Amount of Filing Fee
$695,880,000	$38,830.10

(1)	Estimated solely for purposes of calculating the amount of the filing fee. The calculation assumes that all options to purchase the Issuer’s common stock that are eligible for exchange will be exchanged for new options and cancelled pursuant to this offer. These options have a value of $695,880,000 calculated using the Black-Scholes method based on a price per share of common stock of $19.385, the average of the high and low prices of the Issuer’s common stock as reported on the NASDAQ Global Select Market on September 14, 2009.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Form or Registration No.: Not applicable.
Filing Party: Not applicable.	Date Filed: Not applicable.
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Item 1. Summary Term Sheet
     The information set forth under Section I (“Summary Term Sheet—Questions and Answers”) in the Offer to Exchange Certain Outstanding Stock Options for New Stock Options, dated September 21, 2009, attached hereto as Exhibit (a)(1)(A) (the “Offer to Exchange”), is incorporated herein by reference.
Item 2. Subject Company Information
     (a) Name and Address. The issuer is Intel Corporation, a Delaware corporation (the “Company”). The Company’s principal executive offices are located at 2200 Mission College Boulevard, Santa Clara, California and the telephone number of its principal executive offices is (408) 765-8080.
     (b) Securities. This Tender Offer Statement on Schedule TO relates to an offer by the Company to exchange certain outstanding options to purchase shares of the Company’s common stock previously granted under the: Intel Corporation 1984 Stock Option Plan; Intel Corporation 1997 Stock Option Plan; Intel Corporation 2004 Equity Incentive Plan; and Intel Corporation 2006 Equity Incentive Plan (the “2006 EIP”) that have an exercise price that is greater than the highest adjusted closing price of the Company’s common stock during the 52-week period preceding the end of the offer period (the “eligible options”) for new stock options. Each new stock option will be issued under the 2006 EIP. As of September 15, 2009, options to purchase approximately 341.2 million shares of the Company’s common stock were eligible for exchange in the exchange offer. The Company is making the offer upon the terms and subject to the conditions set forth in the Offer to Exchange and in the related accompanying Election Form, attached hereto as Exhibit (a)(1)(B). The information set forth in the Offer to Exchange under Section I (“Summary Term Sheet — Questions and Answers”), Section II (“Risks of Participating in the Offer”), Section III.1 (“General; Eligibility; Offer Expiration Time”), Section III.2 (“Terms of New Options”), Section III.6 (“Acceptance of Eligible Options for Exchange; Issuance of New Options”) and Section III.10 (“Price Range of Common Shares Underlying Eligible Options”) is incorporated herein by reference.
     (c) Trading Market and Price. The information set forth in the Offer to Exchange under Section III.10 (“Price Range of Common Shares Underlying Eligible Options”) is incorporated herein by reference.
Item 3. Identity and Background of Filing Person
     The Company is both the filing person and the subject company. The information set forth under Item 2(a) above and the information set forth in the Offer to Exchange under Section III.11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Eligible Options”) and Schedule C (“Information Concerning Our Executive Officers and Directors”) is incorporated herein by reference.
Item 4. Terms of the Transaction
     (a) Material Terms. The information set forth under Item 2(b) above and in the Offer to Exchange under Section I (“Summary Term Sheet—Questions and Answers”), Section II (“Risks of Participating in the Offer”), Section III.1 (“General; Eligibility; Offer Expiration Time”), Section III.2 (“Terms of New Options”), Section III.3 (“Purpose of the Offer”), Section III.4 (“Procedures for Tendering Eligible Options”), Section III.5 (“Withdrawal Rights and Change of Elections”), Section III.6 (“Acceptance of Eligible Options for Exchange; Issuance of New Options”), Section III.7 (“Extension of Offer; Termination; Amendment”), Section III.8 (“Material U.S. Federal Income Tax Consequences”), Section III.9 (“Conditions to Completion of the Offer”), Section III.12 (“Status of Eligible Options Acquired by Us in the Offer; Accounting Consequences of the Offer”), Section III.13 (“Legal Matters; Regulatory Approvals”), Section III.15 (“Source and Amount of Consideration”), Schedule A (“Exchange Ratios by Stock Option”) and Schedule B (“Tax Addendum Regarding Tax Issues for Non-U.S. Employees who Participate in the Employee Stock Option Exchange”) is incorporated herein by reference.
     (b) Purchases. Members of the Company’s Board of Directors and executive officers named in the compensation tables included in the last proxy statement that the Company filed with the SEC are not eligible to participate in the exchange offer. Executive officers who are not named in the compensation tables included in the last proxy statement that the Company filed with the SEC are eligible to participate in the exchange offer. The information set forth in the Offer to Exchange under Section I (“Summary Term Sheet—Questions and Answers”)

and Section III.11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Eligible Options”) is incorporated herein by reference.
Item 5. Past Contacts, Transactions, Negotiations and Agreements
     Agreements Involving the Subject Company’s Securities. The information set forth in the Offer to Exchange under Section III.11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Eligible Options”), Section III.16 (“Information Concerning Intel”) and Section III.17 (“Corporate Plans, Proposals and Negotiations”) is incorporated herein by reference. The 2006 EIP attached hereto as Exhibit (d)(1) also contains information regarding the Company’s securities.
Item 6. Purposes of the Transaction and Plans or Proposals
     (a) Purposes. The information set forth in the Offer to Exchange under Section III.3 (“Purpose of the Offer”) is incorporated herein by reference.
     (b) Use of Securities Acquired. The information set forth in the Offer to Exchange under Section I (“Summary Term Sheet—Questions and Answers”), Section III.3 (“Purpose of the Offer”) and Section III.12 (“Status of Eligible Options Acquired by Us in the Offer; Accounting Consequences of the Offer”) is incorporated herein by reference.
     (c) Plans. The information set forth in the Offer to Exchange under Section III.17 (“Corporate Plans, Proposals and Negotiations”) is incorporated herein by reference.
Item 7. Source and Amount of Funds or Other Consideration
     (a) Source of Funds. The information set forth in the Offer to Exchange under Section III.14 (“Fees and Expenses”) and Section III.15 (“Source and Amount of Consideration”) is incorporated herein by reference.
     (b) Conditions. The information set forth in the Offer to Exchange under Section III.9 (“Conditions to Completion of the Offer”) and Section III.15 (“Source and Amount of Consideration”) is incorporated herein by reference.
     (d) Borrowed Funds. Not applicable.
Item 8. Interest in Securities of the Subject Company
     (a) Securities Ownership. The information set forth in the Offer to Exchange under Section III.11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Eligible Options”) and Schedule C (“Information Concerning Our Executive Officers and Directors”) is incorporated herein by reference.
     (b) Securities Transactions. The information set forth in the Offer to Exchange under Section III.11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Eligible Options”) is incorporated herein by reference.
Item 9. Persons/Assets, Retained, Employed, Compensated or Used
     Not applicable.
Item 10. Financial Statements
     (a) Financial Information. The information set forth in Item 8. Financial Statements and Supplementary Data in the Company’s Annual Report on Form 10-K for the fiscal year ended December 27, 2008 and in Item 1. Financial Statements in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 27, 2009 is incorporated herein by reference. The financial information contained in the Offer to Exchange under Section III.18 (“Additional Information”) and Section III.19 (“Financial Information”) is incorporated herein by reference.
     (b) Pro Forma Information. Not applicable.
Item 11. Additional Information
     (a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the Offer to Exchange under Section II (“Risks of Participating in the Offer”), Section III.8 (“Material U.S. Federal Income Tax Consequences”), Section III.11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Eligible Options”), Section III.13 (“Legal Matters; Regulatory Approvals”) and Schedule B (“Tax Addendum for Non-U.S. Employees who Participate in the Employee Stock Option Exchange”) is incorporated herein by reference.
     (b) Other Material Information. Not applicable.
Item 12. Exhibits

Exhibit No.	Description

(a)(1)(A)	Offer to Exchange Certain Outstanding Stock Options for New Stock Options.

(a)(1)(B)	Form of Cover Letter to Employees on a Leave of Absence.

(a)(1)(C)	Instructions and Terms and Conditions Regarding Election Form/ Notice of Withdrawal/Change of Election Form.

(a)(1)(D)	Form of Election Form/ Notice of Withdrawal/ Change of Election Form.

(a)(1)(E)	Form of Registered Election for Intel’s Stock Option Exchange Program for Employees on a Leave of Absence.

(a)(1)(F)	Form of Personal Identification Number (PIN) Letter to Employees on a Leave of Absence.

(a)(1)(G)	Form of Brochure Available on Intranet Website.

(a)(1)(H)	Training Presentation Regarding Key Decision Factors Available on Intranet Website.

(a)(1)(I)	Script of Training Presentation Regarding Key Decision Factors Available on Intranet Website.

(a)(1)(J)	Intranet Article Regarding Announcing Exchange Window Dates and Availability Employee Stock Option Exchange Program Entry Page

(a)(1)(K)	Screen Shots of the Stock Option Exchange Program Intranet Website Entry Page.

(a)(1)(L)	Q&A Available on Intranet Website.

(a)(1)(M)	Form of Key Terms/Glossary Available on Intranet Website.

(a)(1)(N)	Form of Decision Factors Available on Intranet Website.

(a)(1)(O)	Form of Stock Option Grant Information Available on Intranet Website.

(a)(1)(P)	Form of E-Mail Regarding Registered Decisions.

Exhibit No.	Description

(a)(1)(Q)	Screen Shots of Employee Communications Displayed in Intel Offices Regarding the Stock Option Exchange Program

(a)(1)(R)	Forms of Certain E-Mails to Eligible Employees.

(a)(1)(S)	Form of E-Mail Regarding Stock Option Taxation and Grant Acceptance Process for Employees in Belgium.

(a)(1)(T)	Form of E-Mail Regarding Status on Suspension of New Hire Grants.

(a)(1)(U)	Form of E-Mail to Managers of Employees in Russia Regarding Additional Information.

(a)(1)(V)	Form of E-Mail to Managers of Employees in Israel Regarding Additional Information.

(a)(1)(W)	Form of E-Mail Regarding Applicability of Trading Window Guidelines to the Stock Option Exchange Program.

(b)	Not applicable.

(d)(1)	Intel Corporation 2006 Equity Incentive Plan as amended and restated effective May 20, 2009, incorporated by reference to Exhibit 99.1 to Form S-8 as filed by the Company with the SEC on June 26, 2009.

(g)	Not applicable.

(h)	Not applicable
Item 13. Information Required by Schedule 13E-3
     Not applicable.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

INTEL CORP.

By:	/s/ Cary I. Klafter

Name:	Cary I. Klafter as attorney-in-fact for Stacy J. Smith
Date: September 21, 2009
POWER OF ATTORNEY
KNOW ALL MEN BY THESE PRESENTS, that the undersigned hereby constitutes and appoints Cary I. Klafter, Teresa L. Remillard and Tiffany Doon Silva, and with full power of substitution, the undersigned’s true and lawful attorney-in-fact with full power to execute and file with the Securities and Exchange Commission and any stock exchange or similar authority, any report required to be filed pursuant to Section 13 of the Securities Exchange Act of 1934, (as amended, the “Act”), with respect to an issuer tender offer subject to Rule 13e-4, giving and granting unto said attorney-in-fact the power and authority to act in the premises as fully and to all intents and purposes as the Company might or could do if personally present by one of its authorized signatories, hereby ratifying and confirming all that said attorney-in-fact shall lawfully do or cause to be done by virtue hereof.
     This Power of Attorney shall remain in full force and effect until either revoked in writing by the undersigned or until such time as the person to whom power of attorney has been hereby granted ceases to be an employee of Intel Corporation.
     IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 4th day of September, 2009.
INTEL CORPORATION

By:	/s/ Stacy J. Smith

Stacy J. Smith
Vice President, Chief Financial Officer